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                                                                    EXHIBIT 12.2

                          CHANCELLOR MEDIA CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (IN THOUSANDS EXCEPT RATIO DATA)

                                                                                                  NINE MONTHS     NINE MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED           ENDED
                                             -------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                              1992       1993      1994      1995       1996         1996            1997
                                             -------   --------   -------   -------   --------   -------------   -------------
Earnings:
  Net income (loss) before income taxes....  $(4,989)  $(20,749)  $    39   $(5,658)  $(19,090)    $(21,022)        $ 5,882
  Fixed charges............................   11,030     15,086    15,252    20,854     40,461       30,839          51,819
  Less: Dividends on preferred stock of
    subsidiary(1)..........................       --         --        --        --         --           --          (4,275)
                                             -------   --------   -------   -------   --------     --------         -------
  Earnings as adjusted(A)..................  $ 6,041   $ (5,663)  $15,291   $15,196   $ 21,371     $  9,817         $53,426
                                             =======   ========   =======   =======   ========     ========         =======
Fixed Charges:
  Interest expense.........................  $10,112   $ 13,878   $13,809   $19,199   $ 37,527     $ 29,212         $45,036
  Amortization of deferred financing
    costs..................................      398        728       712       631      1,113          474             885
  Dividends on preferred stock of
    subsidiary(1)..........................       --         --        --        --         --           --           4,275
  Rents under leases representative of an
    interest factor(1).....................      520        480       731     1,024      1,821        1,153           1,623
                                             -------   --------   -------   -------   --------     --------         -------
Fixed charges as adjusted(B)...............   11,030     15,086    15,252    20,854     40,461       30,839          51,819
                                             =======   ========   =======   =======   ========     ========         =======
Ratio of earnings to fixed charges (A)
  divided by (B)...........................       --         --       1.0        --         --           --            1.03
Deficiency of earnings to fixed charges....  $ 4,989   $ 20,749   $    --   $ 5,658   $ 19,090     $ 21,022         $    --
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(1) Represents pretax earnings required to cover preferred stock dividends.

(2) Management of Chancellor Media Corporation believes approximately one-third of rental and lease expense is representative of the interest component of rent expense.